SYNEX INTERNATIONAL INC
1444 Alberni Street, 4th Floor
Vancouver, B.C. Canada V6G 2Z4
Tel (604) 688-8271 Fax (604) 688-1286
E-mail sxi@synex.com

82-8362

February 14, 2002 L1004-14/4

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington, DC 20549

REFERENCE: 82 - 8362
FILING OF INFORMATION MAILED TO SHAREHOLDERS

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934 we enclose the following document(s) which has (have) either been mailed to our shareholders or disseminated as a News Release:

1. News Release dated February 14, 2002 and entitled "Synex International Inc. Second Quarter Report for Fiscal 2002" (1 copy).

As you require, each copy of the above document(s) is referenced on the top right hand corner: **Reference 82-8362.**

Yours truly
SYNEX INTERNATIONAL INC.

Alan W Stephens
Corporate Secretary

Enclosure(s)

4/19

L1004.14.SECfiling

82-4362

NEWS RELEASE

TSE : SXI

February 14, 2002

SYNEX INTERNATIONAL INC.
SECOND QUARTER REPORT FOR FISCAL 2002

Financial Results: Revenue for the first six months of fiscal 2002 was $1,623,081 as compared to $2,038,473 for the corresponding period in the previous year, while net income after tax decreased to $24,367 from $91,643. The earnings per share in the first six months was $0.00 as compared to $0.01 for the corresponding period in the previous year. For the three-month period ended December 31, 2001, revenue decreased to $766,470 from $986,522 and net income after tax was $20,277 compared to $34,797 for the corresponding three months of the previous fiscal year. The decreases in revenue and net income were largely the result of lower sales in the software division and a one-time corporate income gain in the previous year.

Synex Systems Corporation: Revenue for the six months of fiscal 2002 was $1,154,792, a decrease of 21% from the corresponding period in the previous year, while the segment operating profit decreased to $55,796 from $127,480. The general malaise of the economy within North America is affecting F9 revenue, particularly for the F9 Professional sales. Sales outside of North America increased marginally during the comparative six months. During December 2001, F9 for BusinessWorks Gold by Best Software, Inc. was launched and the SQL versions of F9 for the Microsoft Great Plains accounting products were substantially completed. During the second quarter, an agreement was signed with BME Financial Workgroup, covering the distribution of F9 Professional in South Africa.

Synex Energy Resources Ltd: Revenue for the first six months of fiscal 2002 decreased to $211,164 from $221,790 for the previous year, while segment operating profit decreased to $54,762 from $68,289. The revenue from the energy division is anticipated to be consistent until such time as several planned projects are completed. On December 17, 2001, Synex Energy executed electricity agreements for two new hydroelectric projects. The two projects, to be constructed on Vancouver Island, are a 3 MW plant near the Village of Tahsis and a 4 MW plant near the Village of Gold River. The scheduled completion date for both plants is January 2004. In early December 2001, Synex Energy received a Certificate of Public Convenience and Necessity as issued by the British Columbia Utilities Commission in respect of the construction of a powerline and the subsequent operation of an electrical utility at Kyuquot on the west coast of Vancouver Island. The land approval can now proceed, which should be followed promptly by the construction of the powerline. Operation of the utility is scheduled to commence by late 2003. Synex Energy holds a US$1 million convertible loan, payment of which by The New World Power Corporation is now overdue and Synex Energy has provided New World with a demand for payment letter. The loan is secured by a first mortgage on several hydroelectric plants and New World is actively working to achieve the sale of these power plants.

Sigma Engineering Ltd: The engineering division continues to be active on a number of assignments. Revenue from external customers for the first six months of fiscal 2002 decreased marginally to $250,199 as compared to $273,480 in the previous year, while segment operating profit increased to $34,799 from $12,365 Currently, most of the engineering services relate to hydroelectric opportunities in British Columbia, performed for Synex Energy and for others.

Outlook: The Company has a long history of success in the energy and software and is now beginning to see tangible results from new opportunities being pursued subsequent to the buy-out, by an employee group, of the shares of the former controlling shareholder.

G Sunell

Greg Sunell, President

400 – 1444 Alberni Street
Vancouver B C V6G 2Z4
Phone (604) 688 8271 Ext. 372 Fax (604) 688 1286